UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Completion of 15% Investment in Yunnan Yuntianhua Co., Ltd.

Item 1

January 15, 2016

Completion of 15% Investment in Yunnan Yuntianhua Co., Ltd.

Further to the Company's announcements of December 16, 2014 and October 12, 2015, regarding the formation of ICL’s phosphate joint venture in China (the “YPH JV”) with Yunnan Yuntianhua Group, and to Item 4 "Information on the Company" of the Company's 2014 Annual Report & Note 11 of the Company's 2014 Financial Statements, filed on March 20, 2015, the Company wishes to announce that its wholly-owned subsidiary in China ("ICL China"), has completed an investment in 15% of the issued and outstanding share capital on a fully diluted basis of Yunnan Yuntianhua Co., Ltd. (“YTH”), a Shanghai Stock Exchange listed company, against payment of approximately $250 million in RMB, which represent 8.24 RMB/share as determined on December 16, 2014. The share price at the closing date is 9.10 RMB/Share. ICL’s investment in YTH was part of the transaction related to the formation of the YPH JV, which was completed at October 2015. The investment in YTH was completed following its approval by China’s Ministry of Commerce and its Securities Regulatory Commission.

As part of the investment in YTH, ICL China will nominate two out of 11 board members, one of whom will be Stefan Borgas, ICL’s President & CEO. ICL’s representation on YTH’s board, as well as on a phosphate business committee that will be established to oversee YTH’s phosphate business, as well as ICL’s right to appoint deputy general managers for YTH and two of its subsidiaries, is expected to permit ICL to have oversight over these businesses and to contribute to their growth and profitability.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 15, 2016